EXHIBIT 99.6

SUPPORT AGREEMENT

[Director and Officer Form]

THIS AGREEMENT is dated as of May ___, 2012.

BETWEEN:

THE PERSON SET FORTH ON THE SIGNATURE PAGE OF THIS AGREEMENT AS SHAREHOLDER

(the "Shareholder")

AND

NOCL HOLDING B.V., a corporation existing under the laws of the Netherlands

("Purchaser")

WHEREAS CE Franklin Ltd. ("Targetco"), Purchaser and NOV Distribution Services ULC ("Acquisitionco") have entered into an agreement dated the date hereof (as in force on the date hereof, the "Arrangement Agreement") providing for a plan of arrangement (the "Arrangement") under the Business Corporations Act (Alberta) (the "ABCA"), pursuant to which, among other things, Purchaser will indirectly acquire all of the outstanding commons shares of Targetco for cash consideration of C$12.75 for each common share of Targetco;

AND WHEREAS Targetco is required to obtain approval of the Arrangement from the holders of common shares (the "Targetco Shares") in the capital of Targetco at a meeting of Targetco shareholders;

AND WHEREAS the entering into of the Arrangement Agreement by the Purchaser is subject to, among other things, the execution and delivery of this Agreement;

AND WHEREAS as of the date hereof, the Shareholder is, directly or indirectly, the beneficial owner of or exercises control or direction over the number of Targetco Shares ("Subject Shares"), options to acquire Targetco Shares ("Subject Options"), Targetco deferred share units ("Subject DSUs"), Targetco restricted share units ("Subject RSUs"), and Targetco performance share units ("Subject PSUs") set forth on the execution page hereof (collectively, the Subject Shares, Subject Options, Subject DSUs, Subject RSUs and Subject PSUs are referred to herein as the "Subject Securities");

AND WHEREAS Purchaser has requested that the Shareholder enter into this Agreement with respect to the Subject Securities;

AND WHEREAS this Agreement sets out the terms and conditions of the agreement of the Shareholder to support the Arrangement and to vote the Subject Shares in favour of the Arrangement;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the sum of $1.00 paid by each of the parties hereto to the other, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows.

1.
Representations of the Shareholder.  The Shareholder hereby represents and warrants to the Purchaser and acknowledges that the Purchaser is relying upon such representations and warranties in entering into this Agreement and the Arrangement Agreement, that, as of the date hereof:

(a)
it is the beneficial owner of or exercises control or direction over the Subject Securities and other than the Subject Securities does not beneficially own, directly or indirectly, or exercise control or direction over any other Targetco Shares or other securities of Targetco;

(b)	the Subject Securities are not subject to any voting agreement (other than this Agreement); and

(c)	it has full power and authority to make, enter into and carry out the terms of this Agreement.

2.
Covenants of Shareholder.  From the date hereof until this Agreement is terminated in accordance with its terms, the Shareholder hereby agrees that, except for all such actions which are otherwise permitted hereunder, it shall:

(a)
at the Targetco Shareholders' Meeting (as such term is defined in the Arrangement Agreement), vote (or cause to be voted) either in person or by proxy all voting rights attached to the Subject Shares entitled to be voted at the Meeting and any other Targetco Shares ("Additional Shares") that the Shareholder acquires beneficial ownership of, or exercises control or direction over, after the date hereof, including, without limitation, as a result of the exercise, conversion or exchange of the Subject Securities (other than Targetco Shares):

(i)	in favour of the Arrangement Resolution (as such term is defined in the Arrangement Agreement);

(ii)	in favour of any action required to complete the Arrangement or required in furtherance of the actions contemplated thereby; and

(iii)	against any proposed action by Targetco or any other party the result of which would be reasonably expected to impede, interfere with or delay the completion of the Arrangement;

(b)
not, directly or indirectly, exercise any securityholder rights or remedies available to the Shareholder, whether arising under statute, at common law or otherwise, to impede, frustrate, nullify, prevent, hinder, delay, upset or challenge the Arrangement;

(c)
not, directly or indirectly, take any action of any kind which would reasonably be expected to reduce the likelihood of, or interfere with, the completion of the Arrangement, including, without limitation, not, directly or indirectly, supporting or voting in favour of any Acquisition Proposal (as defined in the Arrangement Agreement) or tendering any of the Subject Securities or any Additional Shares under any Acquisition Proposal;

(d)	not, directly or indirectly, exercise any dissent or appraisal rights or any similar rights available to the Shareholder in respect of the Arrangement; and

(e)
other than (i) in connection with the performance of its obligations hereunder, or (ii) a Transfer (as defined below) to a company under control of the Shareholder (in which event the transferee shall agree to be bound by the terms hereof), not sell, assign, exchange, transfer, convey, encumber, hypothecate, pledge, grant a security interest in, option or otherwise convey or dispose of (including by gift) (collectively, "Transfer") any Subject Securities or any Additional Shares or enter into any agreement, contract, commitment, option or other arrangement with respect to the Transfer of any of its Subject Securities or Additional Shares to any person, or enter into any voting arrangement, whether by granting any proxy or other right to vote its Subject Securities or any Additional Shares, voting agreement, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind as to its Subject Securities or any Additional Shares, and agrees not to commit or agree to take any of the foregoing actions.

3.
Control over Corporation or Trust.  If any of the Subject Securities or any Additional Shares are held through a corporation or trust over which the Shareholder has control, within the meaning of the Securities Act (Alberta) (either alone or in conjunction with any other person), the Shareholder shall act, vote and exercise its power and authority to ensure that this Agreement is complied with by such corporation or trust.

4.
Covenants, Representations and Warranties of Purchaser.  Purchaser represents and warrants that it is duly authorized to execute and deliver this Agreement and this Agreement is a valid and binding agreement enforceable by the Shareholder in accordance with its terms, subject to the usual exceptions as to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and the availability of equitable remedies.  Purchaser further represents and warrants that the execution and delivery of this Agreement and the fulfilment of the terms hereof by Purchaser does not and will not result in a breach of any agreement or instrument to which it is a party or by which it is contractually bound.

5.	No Limit On Fiduciary Duty. Nothing contained in this Agreement will:

(a)	Restrict, limit or prohibit the Shareholder from exercising (in his capacity as a director or officer) his fiduciary duties to Targetco under applicable law; or

(b)
Require the Shareholder, in his capacity as an officer of Targetco, if applicable, to take any action in contravention of, or omit to take any action pursuant to, or otherwise take or refrain from taking any actions which are inconsistent with instructions or directions of Targetco's board of directors undertaken in the exercise of their fiduciary duties.

6.
Termination.  Unless otherwise provided for herein, this Agreement and the parties' rights and obligations hereunder shall terminate and be of no further force or effect, and there shall be no obligation or further liability on the part of the Shareholder or the Purchaser hereunder, upon the earlier of: (i) the mutual written consent of the Purchaser and the Shareholder; (ii) without any further action by the Shareholder or the Purchaser, the Effective Time (as defined in the Arrangement Agreement); (iii) the time at which the Arrangement Agreement is terminated in accordance with its terms; (iv) the time at which the Arrangement Agreement is amended, modified or waived without the prior written consent of the Shareholder, which amendment, modification or waiver would (A) impose additional conditions to completion of the Arrangement, (B) change the amount or form of consideration per Targetco Share pursuant to the Arrangement (other than to increase the total consideration per Targetco Share or add additional consideration), (C) delay the completion of the Arrangement or (D) otherwise be adverse to the Shareholder, or (v) the time at which the board of directors of Targetco withdraws, amends, modifies or qualifies, in a manner adverse to Purchaser, its recommendation that shareholders of Targetco vote in favour of the Arrangement Resolution.  Either party may terminate this Agreement by notice to the other if the other party has not complied in all material respects with its covenants herein or if any of the representations and warranties of the other party herein is untrue or inaccurate in any material respect.  No termination of this Agreement shall relieve any party hereto from any liability for any breach of this Agreement prior to such termination.

7.
Specific Performance.  Each party acknowledges that it may not be possible to measure in money the damage to the other party if it fails to comply with any of its obligations under this Agreement, that every such obligation may be material and that, in the event of any such failure, the other party may not have an adequate remedy at law or in damages, and accordingly, each party agrees that the issuance of an injunction or other equitable remedy may be the appropriate remedy for any such failure.

8.	Successors and Assigns. This Agreement and all obligations of the parties hereunder shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors and assigns. This agreement may not be assigned by either party without the prior written consent of the other party.

9.
Entire Agreement.  This Agreement supersedes all prior agreements between the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof.  This Agreement may not be modified or waived, except expressly by an instrument in writing signed by all the parties hereto.  No waiver of any provision hereof by any party shall be deemed a waiver by any other party nor shall any such waiver be deemed a continuing wavier of any matter by such party.

10.
Notice.  Any notice or other communication required or contemplated under this Agreement to be given by one party to the other shall be delivered, telecopied or mailed by prepaid registered post to the party to receive same at the undernoted address, namely:

if to the Shareholder, at the address set forth on the signature page of this Agreement; and

if to Purchaser:

NOCL Holding B.V.
7909 Parkwood Circle Dr
Houston, TX 77036
USA

Attention:         General Counsel
Telephone:       713-346-7550
Facsimile:        713-346-7995

with a copy to:

Fraser Milner Casgrain LLP
15th Floor, Bankers Court
850 – 2nd Street SW
Calgary, Alberta, Canada  T2P 0R8
Attention:         Toby Allan
Facsimile:        403-268-3100

Any notice delivered or telecopied shall be deemed to have been given and received on the business day next following the date of delivery or telecopying, as the case may be.  Any notice mailed as aforesaid shall be deemed to have been given and received on the third business day following the date it is posted, provided that if between the time of mailing and actual receipt of the notice there shall be a mail strike, slow-down or other labour dispute which might affect delivery of the notice by mail, then the notice shall be effective only if actually delivered.

11.
Further Assurances.  Each of the parties hereto agrees to execute such further and other deeds, documents and assurances and do such further and other acts as may be necessary to carry out the true intent and meaning of this Agreement fully and effectually.

12.
Severability.  Each of the covenants, provisions, sections, subsections and other subdivisions hereof is severable from every other covenant, provision, section, subsection and subdivision and the invalidity or unenforceability of any one or more covenants, provisions, sections, subsections and other subdivisions hereof shall not affect the validity or enforceability of the remaining covenants, provisions, sections, subsections or subdivisions hereof.

13.
Disclosure.  The parties acknowledge and agree that (a) a copy of this Agreement may be provided to Targetco, (b) the terms of this Agreement may be publicly disclosed pursuant to the press release announcing the Arrangement and pursuant to applicable securities law filings of the parties or Targetco and (c) this Agreement may be filed with applicable securities law filings.

Each party, to the extent that such party is responsible for the press release or filing, shall ensure that the description of this Agreement in such press release or filing is accurate.

14.	Miscellaneous.

(a)	This Agreement shall be construed in accordance with the laws of Alberta and the parties hereto agree to attorn to the jurisdiction of the courts thereof.

(b)
This Agreement may be executed in one or more counterparts and delivered by facsimile, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

(c)	All section headings herein are for convenience of reference only and are not part of this Agreement and no construction or interference shall be derived there from.

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first above written.

NOCL HOLDING B.V.

Per:

- Shareholder execution page follows -

(Signature of Shareholder)	(Signature of Witness)

(Print Name of Shareholder)

Subject Shares	Address of Shareholder:

Subject Options

Subject DSUs

Subject RSUs

Subject PSUs